SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934


                               Amendment No. 1*


                      HOLLYWOOD ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  436141 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark J. Wattles
                               9275 SW Peyton Lane
                            Wilsonville, Oregon 97070
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 13, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------------------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.436141 10 5                   13D/A                   Page 2 of 6 Pages



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MARK J. WATTLES

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

          [PF/OO]

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. CITIZEN

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         6,637,600

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         6,637,600

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,637,600 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          IN

      This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Statement") filed by Mark J. Wattles on April 7, 2004, relating to the beneficial ownership of shares of Common Stock of Hollywood Entertainment Corporation, an Oregon corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2. IDENTITY AND BACKGROUND.

      Item 2(b) is hereby amended and restated in its entirety:

      (b) The business address of Mr. Wattles is 1186 MacDonald Ranch Dr., Las Vegas, Nevada 89012.

Item 4. PURPOSE OF TRANSACTION.

      Item 4 is hereby amended and restated in its entirety:

      As of the date of this filing, except as set forth below, Mr. Wattles does not have any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      On March 28, 2004, the Company entered into an Agreement and Plan of Merger (the "Original Merger Agreement") with Carso Holdings Corporation, a Delaware corporation ("Parent"), and Hollywood Merger Corporation (f/k/a Cosar Corporation), an Oregon corporation and a wholly owned subsidiary of Parent ("Acquiror"), pursuant to which the Acquiror will merge with and into the Company (the "Merger"). The Original Merger Agreement is filed as an exhibit to the Company's Form 8-K filed on March 29, 2004.

      Concurrently with the execution of the Original Merger Agreement, and as a condition to the willingness of Parent and Acquiror to enter into the Original Merger Agreement, Mr. Wattles entered into a Voting Agreement with Parent (the "Original Voting Agreement") pursuant to which Mr. Wattles agreed, on the terms and subject to the conditions contained therein, to vote his shares of the Company's Common Stock that are entitled to vote thereon in favor of the Merger and against certain specified alternative transactions, agreed not to initiate, solicit or participate in discussions with respect to certain specified alternative transactions and agreed not to transfer his shares other than pursuant to the Original Contribution Agreement (defined below) or by operation of the Merger.

      Concurrently with the execution of the Original Merger Agreement, Mr. Wattles also entered into an Option Exchange, Contribution and Subscription Agreement with Parent and with Green Equity Investors IV, L.P. (the "Original Contribution Agreement") pursuant to which Mr. Wattles agreed to contribute, immediately before the closing contemplated by the Original Merger Agreement, all of his Company Common Stock and some of his options to acquire Company Common Stock to Parent in exchange for common stock, preferred stock and options to acquire preferred stock of Parent.

      On October 13, 2004, the Company entered into an Amended and Restated Agreement and Plan of Merger (the "Amended and Restated Merger Agreement") with Parent and Acquiror, which amended and restated in its entirety the Original Merger Agreement. The Amended and Restated Merger Agreement is filed as an exhibit to the Company's Form 8-K filed on October 14, 2004.

      Concurrently with the execution of the Amended and Restated Merger Agreement, Mr. Wattles entered into an Amended and Restated Voting Agreement with Parent (the "Amended and Restated Voting Agreement"), which amended and restated in its entirety the Original Voting Agreement. The Amended and Restated Voting Agreement terminates upon the earlier of the effectiveness of the Merger, the termination of the Amended and Restated Merger Agreement and the termination of the Amended and Restated Voting Agreement by Parent.

      Concurrently with the execution of the Amended and Restated Merger Agreement, Mr. Wattles also entered into an Amended and Restated Option Exchange, Contribution and Subscription Agreement with Parent and Green Equity Investors IV, L.P. (the "Amended and Restated Contribution Agreement") which amended and restated in its entirety the Original Contribution Agreement. Pursuant to the Amended and Restated Contribution Agreement, Mr. Wattles agreed to contribute, immediately before the closing contemplated by the Amended and Restated Merger Agreement, all of his Company Common Stock and all of his in-the-money options to acquire Company Common Stock to Parent in exchange for common stock, preferred stock and options to acquire preferred stock of Parent.

      If the Merger is consummated, (1) the Company will be wholly-owned by Parent, which will be partially-owned by Mr. Wattles, who will, among other things, have the right to designate up to one-half of Parent's Board of Directors, (2) the Company's charter will be amended and restated as provided in the Amended and Restated Merger Agreement, (3) the Company's Common Stock will be delisted from the NASDAQ National Market, and (4) the Company's Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) is hereby amended and restated in its entirety:

      (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Wattles may be deemed to be the beneficial owner of a total of 6,637,600 shares of the Company's Common Stock, including 3,500,000 shares subject to options that are currently exercisable or become exercisable within 60 days of the date of this filing. Mr. Wattles' beneficial ownership of the Company's Common Stock represents approximately 10.3% of the Company's issued and outstanding shares. For the purpose of computing the percentage of outstanding securities beneficially owned, the number of shares issued and outstanding is as of October 12, 2004, is based on the amount stated in the Amended and Restated Merger Agreement and includes those shares subject to Mr. Wattles' options.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby amended and restated in its entirety:

      Except for the Amended and Restated Voting Agreement and the Amended and Restated Contribution Agreement previously described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wattles and any person with respect to any securities of the Company.

Item 7. EXHIBITS.

Exhibit A   Amended and Restated Option Exchange, Contribution and Subscription
            Agreement dated as of October 13, 2004 by and among Mark Wattles, Green Equity Investors IV, L.P. and Carso Holdings Corporation

Exhibit B   Amended and Restated Voting Agreement dated as of October 13, 2004 by and among Mark J. Wattles and Carso Holdings Corporation

Exhibit C   Amended and Restated Agreement and Plan of Merger by and among the
            Company, Parent and Acquiror dated as of October 13, 2004
            (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on October 14, 2004)

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Dated: October 15, 2004



                                        /s/ MARK J. WATTLES
                                        ----------------------------------------
                                        Mark J. Wattles